Exhibit 15.3

Shareholder rights plan
Summary
Our AIM-listed client, Caledonia Mining Corporation ("Caledonia", "the Company"), is emigrating from Canada to Jersey (the emigration is due to become effective on Monday 21 March 2016). The Company will therefore fall under the umbrella of The Takeover Code, and we, alongside their UK and Canadian lawyers, have been taking the Company through the implications of this.
Caledonia's Canadian lawyers have pointed out that the Company has entered into a rights plan agreement with Computershare ("the Rights Plan") which has been approved by Caledonia's shareholders.   We are uncertain how the Rights Plan would be treated under Rule 21 (Restrictions on Frustrating Action)and would appreciate your comments on how The Takeover Panel would view the Rights Plan in the event a bid is made for the Company. We confirm that the Company has confirmed that it is not in receipt of any offers, nor to its knowledge are any in contemplation.
The Rights Plan
Set out below is a brief summary of the Rights Plan that was prepared by Caledonia's Canadian lawyers for the Caledonia Board when the Rights Plan was adopted back in 2013.  In general terms, the Rights Plan forces a bidder to make a bid for the Company that meets certain minimum conditions in terms of timing and acceptance procedures (see "Permitted Bid" below).  If the bidder does not make a Permitted Bid, the rights under the Rights Plan become exercisable such that all shareholders other than the bidder have the right to buy additional shares at a discount.  As a result, the Rights Plan creates a disincentive for a hostile bidder to acquire Caledonia without making a Permitted Bid because it dilutes the bidder's interest in Caledonia.  The Rights Plan was approved at the 2014 AGM.
We have also been advised by the Company's Canadian lawyers that, as a result of changes to Canada's takeover rules which were announced last week, there is currently much debate around the continued utility of rights plans (or "poison pills" as they are commonly known).  Their primary purpose was to extend the time for target companies to react to an unsolicited offer beyond the statutory time for which a takeover bid had to be open for acceptance, which is currently only 35 days, and to eliminate certain other potentially coercive aspects of some bids.  Under the new rules, which are to come into effect in May, the minimum period for a bid to be open (unless the target agrees to a shorter period) is increased to 105 days.  Caledonia's Rights Plan, in common with most plans, only requires that a bid be open for 60 days, so the new requirements will actually be better in some respects from Caledonia's perspective than the Rights Plan.
Details of the Rights Plan
Form:	The Rights Plan is an agreement dated December 5, 2013 between Caledonia and Computershare Investor Services Inc. (the "Rights Agent").

Rights:
One Right is issued for each common share. Initially, the Rights are attached to and trade with the common shares and have an artificial exercise price in excess of the market price. Rights are not exercisable before the Separation Time (described below).

Flip-In Event:
Upon a person (an "Acquiring Person") acquiring 20% or more of the outstanding common shares (a "Flip-In-Event"), each Right then entitles the holder to purchase one additional common share at 50% (or less) of the market price of the common shares as at the date which is ten trading days after the Flip-In Event. Rights held by the Acquiring Person, however, would be null and void. This massive dilution of the Acquiring Person's shareholdings is the "poison pill" in the Plan.  Two other conditions must be in place before the poison pill defence is fully activated: the Separation Time must have occurred and no waiver by the board of the dilution clause or other exempting steps shall have occurred.

Separation Time:
The "Separation Time" occurs on the tenth trading day following the earlier of an announcement that a person has become an Acquiring Person or the public announcement that someone proposes to make a take-over bid other than a Permitted Bid (or such later time as may be determined by the board). After the Separation Time, the Rights become exercisable at the dilutive exercise price and become transferable separately from the shares.

Permitted Bid:
The poison pill provisions of the Rights Plan can be avoided if the prospective acquirer makes a Permitted Bid.  A Permitted Bid may be for all or less than all the outstanding common shares and must have the following characteristics:

a) it must be made by way of take-over bid circular;

b) it must be made to all shareholders;

c)      it must provide that no shares will be taken up or paid for until the bid has been open for at least 60 days, and then only if 50% of the shares held by independent shareholders (being shareholders not affiliated or acting jointly or in concert with the bidder) have been tendered; and

d) if the 50% deposit condition described above is met, the bidder must announce that fact and allow the bid to remain open for tender of shares for at least a further 10 days.

Portfolio Managers:
The provisions of the Rights Plan relating to portfolio managers are designed to prevent the occurrence of a Flip-In Event solely by virtue of the customary activities of such managers, including trust companies and other such persons, where a substantial portion of the ordinary business of such person is the management of funds for unaffiliated investors, so long as any such person does not propose to make a take-over bid either alone or jointly with others.

Redemption:	At any time prior to the Separation Time, the Board may with the approval of shareholders redeem the Rights for nominal consideration. This is a method for winding up and terminating the Rights Plan.

Amendments:	After the effective date of the Rights Plan, all substantive amendments can only be made with shareholder approval.

Expiration:	The Rights Plan expires unless approved by Caledonia's shareholders on or before the third anniversary of the date of the last shareholder approval of the Rights Plan.